February 14, 2020

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

       Re: Alibaba Group Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           File No. 001-36614

Dear Mr. Yong Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Daniel Fertig